UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

HireRight Holdings Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

433537107

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

with copies to:

Elizabeth A. Cooper

Mark C. Viera

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII DE Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident Capital VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Stone Point GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on June 27, 2022, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on November 17, 2023, as amended by Amendment No. 2 filed with the Securities and Exchange Commission on December 8, 2023 and as amended by Amendment No. 3 filed with the Securities and Exchange Commission on February 16, 2024 (as amended, the “Schedule 13D”) by Trident VII, L.P. (“Trident VII”), Trident VII Parallel Fund, L.P. (“Trident VII Parallel”), Trident VII DE Parallel Fund, L.P. (“Trident VII DE Parallel”), Trident VII Professionals Fund, L.P. (“Trident VII Professionals” and together with Trident VII, Trident VII Parallel and Trident VII DE Parallel, the “Trident VII Partnerships”), Trident Capital VII, L.P. (“Trident VII GP”), Stone Point GP Ltd. (“Trident VII Professionals GP”) and Stone Point Capital LLC (“Stone Point”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) relating to the common stock par value, $0.001 per share (the “Common Stock”), of HireRight Holdings Corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 28, 2024 (the “Closing Date”), Hearts Parent, LLC, a Delaware limited liability company (“Parent”), which is affiliated with General Atlantic Service Company, L.P. (“General Atlantic”) and Stone Point Capital LLC (“Stone Point”), acquired HireRight Holdings Corporation (the “Issuer”) pursuant to an agreement and plan of merger (the “Merger Agreement”), by and among the Issuer, Parent, and Hearts Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, on the Closing Date, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”).

On the Closing Date, (a) each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, as specified in the Merger Agreement (the “Effective Time”) was cancelled in exchange for the right to receive $14.35 in cash per share without interest (the “Per Share Price”), except for (i) Common Stock beneficially owned by Parent or Merger Sub (including all of the Common Stock owned by investment funds affiliated with General Atlantic Service or Stone Point (together with their affiliated investment funds, the “Sponsors”), which, immediately prior to the Effective Time were contributed to Parent (or a direct or indirect parent company thereof) (“Topco”) pursuant to the terms of the Trident Support Agreement and the General Atlantic Support Agreement and then which were cancelled for no consideration; (ii) Common Stock owned by the Issuer or any subsidiary of the Issuer as treasury stock or otherwise as of immediately prior to the Effective Time, which were cancelled for no consideration; (iii) Common Stock reserved for issuance, settlement and allocation by the Issuer upon exercise or vesting of any Issuer equity awards, which were treated as contemplated by Section 2.8 of the Merger Agreement; and (iv) shares of Common Stock owned by holders who have validly exercised and not effectively withdrawn or lost their right of appraisal in respect of such shares pursuant to Section 262 of the General Corporation Law of the State of Delaware; and (b) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time converted into one share of common stock of the Surviving Corporation.

The shares of Common Stock were suspended from trading on the New York Stock Exchange (“NYSE”) effective as of the opening of trading on June 28, 2024. NYSE has filed a Notification of Removal from Listing and/or Registration on Form 25 to delist the shares of Common Stock and terminate the registration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended.

This description of the consummation of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit 5 to Amendment No. 3 and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) On the Closing Date following the Merger and as of the date hereof, each of the Reporting Persons did not beneficially own any shares of Common Stock outstanding prior to the Merger.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(e) On the Closing Date, following the Merger, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding prior to the Merger. Parent, and following consummation of the Merger, the Surviving Corporation, are affiliates of funds managed by affiliates of either General Atlantic or Stone Point.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

TRIDENT VII, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PARALLEL FUND, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII DE PARALLEL FUND, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PROFESSIONALS FUND, L.P.	By: Stone Point GP Ltd., its sole general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT CAPITAL VII, L.P.	By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

STONE POINT GP LTD.	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

STONE POINT CAPITAL LLC	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director